Filed by Fifth Third Bancorp
Company Name: Fifth Third	Market Cap: 17,211.66	pursuant to Rule 425 under the Securities Act of 1933
Company Ticker: FITB US	Current PX: 25.83	and deemed filed pursuant to Rule 14a-12
Date: 2018-10-23	YTD Change($): -4.51	under the Securities Exchange Act of 1934
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865	Subject Company: MB Financial, Inc.
SEC File No.: 001-36599
Filer’s SEC File No.: 001-33653
Date: October 23, 2018

Q3 2018 Earnings Call

Company Participants

•	Sameer Gokhale

•	Gregory D. Carmichael

•	Tayfun Tuzun

•	Lars Anderson

•	Frank Forrest

•	James Leonard

Other Participants

•	Peter Winter

•	Geoffrey Elliott

•	Erika Najarian

•	Mike Mayo

•	Saul Martinez

•	Matthew O’Connor

•	Ken Zerbe

•	Vivek Juneja

•	Christopher Marinac

MANAGEMENT DISCUSSION SECTION

Operator

Good morning. My name is Kyle, and I will be a conference operator today. At this time, I would like to welcome everyone to the Fifth Third Bancorp’s 3Q 2018 Earnings Call. All lines will be placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] Thank you. Mr. Sameer Gokhale, Head of Investor Relations, you may begin your conference.

Sameer Gokhale

Thank you, Kyle. Good morning, and thank you, all, for joining us. Today, we’ll be discussing our financial results for the third quarter of 2018. Please review the forward-looking cautionary statement in our materials which can be found in our earnings release, presentation and other materials. Fifth Third undertakes no obligation to and would not expect to update any such forward-looking statements after the date of this call.

Part of our discussion includes commentary surrounding the proposed merger of MB Financial, Inc. and Fifth Third Bancorp. Please also review the cautionary legends contained in our earnings release and related presentations concerning important additional information regarding this merger and where to find it. Reconciliations of non-GAAP financial measures we referenced during today’s conference call are included in our earnings release and related presentation along with other information regarding the use of non-GAAP financial measures.

This morning, I’m joined on our call by our President and CEO, Greg Carmichael; CFO, Tayfun Tuzun; Chief Operating Officer, Lars Anderson; Chief Risk Officer, Frank Forrest; and Treasurer, Jamie Leonard. Following prepared remarks by Greg and Tayfun, we will open the call up for question.

Let me turn the call over now to Greg for his comments.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

Gregory D. Carmichael

Thanks, Sameer, and thank all of you for joining us this morning. Earlier today, we reported third quarter 2018 net income available to common shareholders of $418 million, an earnings of $0.61 per share. Included in these results are two items which had a negative impact of $0.03 on reported EPS. Excluding these items, our earnings were $0.64 per share in the third quarter.

Our financial results for the quarter were strong and reflect of our focus on generating profitable growth, strengthening our balance sheet, and maintaining our expense discipline. I am pleased that we are continuing to realize the benefits of several initiatives we have made under project NorthStar.

Before I revisit our key strategic priorities and the highlights for the quarter, I’d like to make a few observations about the macroeconomic environment. The economic backdrop remains generally strong. Consumers are benefiting from a strong labor market with the lowest unemployment rate in almost 50 years and healthy wage growth. These factors have helped drive increased consumer spending and positive consumer sentiment. In fact, consumer confidence among lower income Americans is at the highest level since 2000.

In our core commercial business, our clients continue to see the benefits of lower taxes and deregulation. But the imposition of tariffs and escalating rhetoric with China has created uncertainty for our commercial customers. We are optimistic that the new trade agreement with Mexico and Canada will help alleviate some of this geopolitical uncertainty.

In addition to the developments in international trade, we are closely monitoring corporate debt levels. High leverage borrowers outside the traditional banking sector may experience difficulties as the Fed continue to raise interest rates. These issues could have a spillover effect that may negatively impact economic growth. While the overall economic backdrop remains in support of our future growth, we believe it is prudent to remain cautious. We’ll continue to maintain our disciplined focus on credit quality and profitability.

Moving on to our strategic priorities. There we are focused on three key priorities. They are designed to enhance revenue growth, as well as achieve expense efficiencies. Executing on these initiatives will enable us to achieve our financial and strategic objectives as we have previously communicated.

First, we are focused on completing the implementation of our remaining NorthStar initiatives. We announced NorthStar in late 2016 along with the financial targets that we expect to achieve after completing the program. As we have said previously, the vast majority of the projects will be completed by the end of this year with results fully realized by year-end 2019.

There are a few areas of work remaining to be completed this year, but we are very pleased with our overall progress. We believe that our strong results again this quarter indicate that we are on track to achieve our objectives under Project NorthStar.

Our next [ph] party 00:04:34 is to successfully complete the MB Financial transaction. With the NorthStar plantation work behind us in 2018, we can focus on ensuring that the integration of MB proceeds smoothly. We remain confident in our ability to realize the expected expense and revenue synergies, which we have previously communicated.

We’re pleased that the MB common shareholders recently voted to approve the transaction. We continue to expect the deal to close in the first quarter of 2019. Additionally, we recently resubmitted our CCAR plan to our regulators with the pro forma impact of the acquisition. We expect to receive feedback by the end of the year.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

In the meantime, our capital distribution activity should remain consistent with the plan originally submitted in April of 2018. The completion of the MB transaction is subject to regulatory approvals in other customary closing conditions. But as Tayfun will mention in his remarks, everything is progressing as expected.

Our third party is to pursuit proper organic growth opportunities in our key businesses. In addition, to our branch network optimization initiative, we drive improved household deposit and revenue growth across our retail footprint. We are also prioritizing organic growth opportunities across all areas of the franchise. For instance, we continue to assess opportunities in high-growth markets with the combined strong talent with local market knowledge and our enhanced product capabilities to successfully grow the portfolio. Additionally, we are continuing to add to our sales force in Wealth & Asset Management, Treasury Management and the Capital Markets business.

Moving on to the key highlights for the third quarter. I’d like to review some key aspects of the results and, in fact, will discuss the quarter in greater detail. First, we continue to strengthen our balance sheet. As you may recall, one of our key objectives in the project NorthStar was the appropriately balanced risk and return in order to outperform through the credit cycle. We were very pleased with the progress we have made.

Our key forward-looking credit metrics continue to improve as criticized loans were at the lowest level in nearly 20 years, and non-performing assets are at the lowest level since before the crisis. We have also focused on originating loans more selectively, again, enhancing resiliency of our balance sheet. We have maintained strong underwriting standards. Our loan yields and net interest margin have continued to expand. We believe our strong credit profile will allow us to outperform our peers through cycles and return more capital to shareholders over time.

Also, we continue to successfully generate proper relationship growth. Despite challenging market conditions, we generated – saw our loan deposit and household grow during the quarter. Compared to the third quarter of last year, we grew C&I loans by 4%, deposits by 3%, and households by 4%. Additionally, our Wealth & Asset Management group has successfully generated positive inflows every quarter this year, on track for a record year both in terms of AUM and total revenue.

Furthermore, we continue to diligently manage our expenses. Our expenses declined 3% for the prior quarter with head count down 4%. I want to reiterate our expectations for core expense growth of only 1% in 2019 as we continue to drive positive operating leverage. Our focus on growing proper relationships and diligently managing our expenses has led to a 9% increase in our core PPNR compared to the third quarter of last year.

Our results show that we remain on track to achieve our enhanced NorthStar financial targets. On the third quarter we generated a core return on tangible common equity of 40%, a core return on assets at 1.26%, and a core efficiency ratio excluding impact of low income housing expense of 59%.

I like to once again thank our employees for their hard work, dedication and for always keeping the customer at the center, which is evident in our financial results. I would also like to thank our employees, the Cincinnati Police Department, first responders, and many others for their efforts towering after the tragic event at our headquarters in early September. It has been remarkably humbling to witness how our company has come together over the past month and a half to deal with this strategy.

With that, I’ll turn it over to Tayfun to discuss our third quarter results and our current outlook.

Tayfun Tuzun

Thanks, Greg. Good morning and thank you for joining us. Let’s move to the financial highlights on slide 4 of the presentation. As Greg mentioned, our third quarter results were strong. Market dynamics were constructive overall, although there were certain pockets where the environment was more challenging. We’ve strengthened our balance sheet, focused on profitable relationship growth, and maintain expense discipline.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

Before these results, we’re negatively impacted by the items noted on page 2 of our release, including a $17 million pre-tax charge related to the Visa total return swap and an $8 million pre-tax charge, reflecting the mark-to-market on our GreenSky equity stake. Excluding these items, pre-provision net revenue increased 7% sequentially and 9% year-over-year. Strong revenue growth and well-contained expenses are starting to lower our efficiency ratio which improved substantially compared to the prior and year-ago quarter. Excluding low-income housing expense, our core efficiency ratio of 59% reached its lowest level since 2015.

Our credit performance continue to be solid. While we reported the strongest forward-looking credit metrics in nearly 20 years, we added to our loan loss reserves as a result of strong loan growth. In his opening comments, Greg reiterated our top three priorities for long-term success. These priorities are the guiding principles that we are using as a baseline for our 2019 planned expectations. Our goal is to carry the revenue momentum forward while maintaining tight expense control. We will continue to manage balance sheet risk by remaining mindful of the environment factors, factors impacting our business.

We expect to continue to benefit from rising rates which gives us room to start managing for the maturing credit rate – interest rate cycle. We also expect good credit performance as the economy continues to expand but believe that our strong credit profile positions us well for the eventual turn in the cycle. Lastly, we continue to manage our capital prudently with the ultimate goal of rewarding our shareholders today and in the future.

Moving to slide 6, as we have been indicating over the past few months, the combined impact of the commercial exits and reduced auto originations is mostly behind us. The benefits of NorthStar are also coming to fruition. As a result, we expect to achieve higher overall loan growth going forward compared to the past couple of years. The amount of quarterly growth, of course, will vary depending on environmental factors.

This quarter, average total portfolio loans were up 1% compared to the prior quarter, mostly reflecting growth in C&I loans. We achieved the same growth rate in total loans on a year-over-year basis. End-of-period commercial loan growth was 2.5% compared to the prior quarter and was consistent with our previous guidance. Our success in generating profitable growth in both corporate and middle market lending reflects the emerging results of our NorthStar initiatives.

End-of-period commercial real estate balances increased 2% compared to last quarter. Although CRE growth was strong sequentially, balances increased less than 1% compared to the year-ago quarter. We believe our CRE balances are likely to remain well below our peers as a percentage of capital. CRE balances as a percentage of total risk-based capital were approximately 60%. This was the lowest in our peer group and significantly below the next lowest peer. We will continue to maintain a cautious approach to commercial real estate lending at this point in the cycle.

We currently expect our end-of-period total commercial portfolio to grow modestly on a sequential basis in the fourth quarter. Average consumer loans were up 1% both sequentially and compared to the year-ago quarter. End-of-period consumer loans were flat compared to the prior quarter in line with our previous guidance.

It is worth noting that we are at an inflection point in our indirect auto loan portfolio as balances were essentially flat in the third quarter. This is happening somewhat earlier than we anticipated as originations have started to outpace runoff albeit at a more modest pace. The decline in home equity loans continues to reflect runoff in our legacy book, and it’s consistent with industry trends. Similar to the first two quarters, our credit cards and other unsecured consumer loans continue to grow this quarter. Growth rates in these portfolios are in line with industry trends and are above our historical growth rates reflecting the NorthStar initiatives.

In the fourth quarter, we expect total end of period of consumer loan balances to be relatively flat compared to the third quarter. This will mostly reflect a seasonal decline in the mortgage portfolio and continued runoff in home equity loans. Our auto and credit card portfolio growth rates should be similar to the third quarter. Total core deposits were up 3% on a year-over-year basis and stable compared to the prior quarter. Our goal is to fund the incremental loan growth with core deposits. To help achieve that, we will continue to focus on generating above peer average household growth. We also plan to grow commercial deposits with the support of corporate treasury management engagements, again, reflecting a number of NorthStar initiatives.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

Moving on to slide 7. Net interest income was up $70 million or 77% from the year ago quarter. The NIM increased 16 basis points from the third quarter of 2017. Compared to the prior quarter, NII increased 2% or $23 million and the NIM expanded 2 basis points, both of which exceeded our previous guidance. The average rate on interest-bearing core deposits increased 9 basis points during the quarter, well below the 13 basis point increase in the second quarter.

The most impactful factor on our NIM continues to be deposit payers. Our cumulative data leading up to the September 2018

Fed hike was approximately 30% with consumer in the low 20s and commercial in the low 50s. The June rate hike resulted in a consumer beta of approximately 30% and commercial beta of about 70% resulting in an overall beta of 45%. And we expect the September rate increase to result in a combined beta of approximately 50%. We expect incremental increases in deposit betas with additional future rate hikes.

We expect fourth quarter NIM to increase 2 to 3 basis points from the third quarter, which assumes a December Fed funds rate increase. Accordingly, we expect our fourth quarter NII to be up approximately 2% sequentially, which is largely a function of the expected balance sheet growth and the benefit from the September and December rate hikes. This translates to 8% NII growth for the full year 2018.

Moving on to slide 8. Excluding the impact of the noncore items, noninterest income increased 3% compared both to year-ago and prior quarter. The overall trends in fee income reflect strength in Wealth & Asset Management and corporate banking, and steady increases in payments processing and consumer deposit revenues. We expect these trends to continue with some quarterly fluctuations.

The outlier in fee performance is clearly mortgage banking, which is very much reflective of the industry trends. The weakness in mortgage is clearly impacting our total income growth year-over-year. Our year-to-date fee income is up approximately 2% on a core basis, but excluding mortgage, core fees are up about 4%.

This quarter, origination volume was $1.9 billion, and the gain on sale margin remained low at 163 basis points. We added $3 billion to our servicing portfolio to be onboarded in the fourth quarter, bringing the total acquired servicing portfolio to approximately $17 billion since the beginning of last year.

Our corporate banking fees remain solid and we are optimistic that we will finish the year strong. Our strong pipeline should help us generate corporate backing fees between $120 million and $130 million in the fourth quarter subject to market conditions.

Deposit service charges increased 1% compared to both the year-ago quarter and the prior quarter. Growth in consumer deposit fees has been encouraging, and it’s tied to our strong household growth numbers. In treasury management, we have been able to grow our top line fees and a mid-single digit rate this year, which helped us neutralize the impact of higher earnings [ph] penetrates 00:18:49. Card and processing revenue increased 4% compared to the year-ago quarter due to higher credit and debit transaction volume, partially offset by higher rewards. Sequential performance reflected increased rewards.

For the fourth quarter, we expect non-interest income to increase approximately 2% from adjusted third quarter non-interesting income of $586 million. The 3% decline in reported non-interest expenses this quarter was better than our prior guidance. As we discussed last quarter, we continue to invest in high priority areas such as IT and marketing, but we are finding efficiencies elsewhere to limit the impact on overall expense growth.

Our adjusted efficiency ratio for the third quarter was 61.7% or 59.3% excluding the low income housing amortization expense which all peers reflect in their tax line. We have achieved positive operating leverage this quarter, both on a quarter-over-quarter and year-over-year basis, and expect to continue to improve in the foreseeable future.

Fourth quarter expenses, excluding any MB acquisition-related expenses, and assuming the FDIC surcharge remains in effect, are expected to be up only about 1% from the third quarter. If the FDIC premium is lowered, our expenses should remain flat from the third quarter. Although we are not prepared to review the details of our 2019 plan today, as we shared with you in September, we expect our core expenses to be up approximately 1% year-over-year in 2019.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

Turning to credit results on slide 10, third quarter credit results continue to follow a positive trend in line with our expectations and reflecting the impact of actions that we executed over the last three years. The criticized asset ratio continue to improve decreasing to 3.45%, near a 20-year low, from 3.87% last quarter and 5.5% last year.

Net charge-offs were $72 million or 30 basis points, down 11 basis points from the prior quarter. The commercial charge-off rate of 19 basis points was the lowest since before the crisis. The consumer net charge-off ratio of 50 basis points improved 2 basis points sequentially.

Total nonaccrual portfolio loans and leases were $403 million, down 20% from last year and down 8% from the previous quarter. The provision for loan and lease losses totaled $86 million in the current quarter compared to $67 million in the year-ago quarter and $33 million in the prior quarter. The coverage ratio remains at 1.17%. As we remind you every quarter, the current economic backdrop continues to support a relatively stable credit outlook, with potential quarterly fluctuations given current low absolute levels of charge-offs.

Turning to slide 11. Capital levels remained very strong during the quarter. Our Common Equity Tier 1 ratio was up 10.7% and our tangible common equity ratio excluding unrealized gains and losses was 9.12%. During the quarter, we initiated and settled $500 million in share repurchases. As Greg mentioned, we recently resubmitted our CCAR 2018 results, revised for the pro forma impact of the combined Fifth Third MB Financial company.

Our near-term and long-term capital targets remain the same as before, and we will resume our capital management actions this quarter in line with our 2018 CCAR plan. At the end of the third quarter, common shares outstanding were down almost 17 million shares or 2%, compared to the second quarter of 2018, and down 44 million shares or 6% compared to last year’s third quarter.

Moving to slide 12. We expect our tax rate for the fourth quarter to be in the range of 15.75% to 17.25%. Excluding the items that are specific to 2018, we would expect our long-term tax rate to be in the 15.25% to 15.75% range.

And now to slide 13 with an update on the MB Financial integration. We remain on track to close the MB transaction in the first quarter of 2019 subject to regulatory approvals and other closing conditions. All regulatory applications have been filed. We continue to be encouraged by the highly successful talent and client retention results since the announcement. We also remain very confident in our ability to generate the expense and revenue synergies we have discussed previously.

In summary, I would like to reiterate a few points. We reported strong financial results for the third quarter and remained focused on our three strategic priorities. We are nearing the completion of the Project NorthStar work and expect the financial result of these initiatives to become more apparent throughout 2019. We also remain focused on seamlessly integrating the MB acquisition and successfully generating the financial benefits as discussed previously.

And lastly, we continue to position the company to enhance our financial returns to organic growth opportunities. To that end, we are optimizing our branch network to include household, deposit and revenue growth. We also continue to add to our sales force in other businesses where we expect these resources to enhance our return metrics and where we believe we can achieve higher revenue growth including middle market lending and capital markets.

We are focused on successfully executing against our strategic priorities and remain confident in our ability to achieve our enhanced financial targets.

With that, let me turn it over to Sameer to open the call up for Q&A.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

Sameer Gokhale

Thanks, Tayfun. Before we start Q&A, as a courtesy to others, we ask that you limit yourself to one question and a follow up and then return to the queue if you have additional questions. We’ll do our best to answer as many questions as possible in the time we have this morning. During question-and-answer period, please provide your name and that of your firm to the operator.

Kyle, please open the call up for questions.

Q&A

Operator

[Operator Instructions] We will pause for a moment to compile the Q&A roster. Your first question comes from the line of Peter Winter from Wedbush. Your line is open.

<Q - Peter Winter>: Good morning.

<A>: Good morning, Peter.

<A>: Hi, Peter.

<Q - Peter Winter>: I just wanted to follow up on that expense guidance for next year. Can you just talk about what’s some of the drivers are to keep the expenses low, and does it assume that the FDIC surcharge goes away? And how much is that?

<A>: It does assume that the FDIC surcharge goes away, and it’s about – basically, beginning in 2019, and it’s about $45 million to $50 million a year. And we assume that we will have a normalized merit increase for our base employees somewhere around 2.5% to 3% that we will continue to maintain our information technology investments and maintain the growth in our sales force both in retail as well as in our commercial groups.

So, there is no change really in the business portions, but we clearly will benefit from the second quarter efficiency actions that we executed this year, and we will continue with increased savings in our real estate management area, and also have a few procurement-related expense savings. So, we’re pretty confident that we will be able to achieve that in 2019.

<Q>: And then, just a follow-up. Corporate banking this quarter was a little bit lower than that guidance that you gave coming out of 2Q earnings, and then you are looking for a nice increase in the fourth quarter. Where there just some deals that might have gotten delayed and pushed into the fourth quarter?

<A - Lars Anderson>: Yeah. So, Peter, this is Lars. Yeah. I think consistent with what you’ve seen in the regional banks, debt capital markets activity was obviously muted. We are expecting and, I would say, that we see early signs as we look at the fourth quarter of a really nice pipeline in M&A and debt capital markets. So, it was lower than we had expected for the third quarter.

I would tell you that we did have some benefit from that, clearly, in lower pay-downs. It wasn’t the key driver, clearly, of our – if you look at our C&I loan growth which was up on a quarter-over-quarter basis and the period 3%. It clearly benefited us in terms of our loan outstandings. But we would expect that the fourth quarter would be a good solid one subject to market conditions.

Yeah. We’ve made a lot of investments there in investment banking as you know and have expanded our capabilities, aligned those with our industry verticals, and well-positioned.

<Q>: All right. Great. Thank you.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

Operator

Your next question comes from the line of Geoffrey Elliott from Autonomous Research.

Your line is open.

<Q - Geoffrey Elliott>: Hello. Good morning. Thanks for taking the question. First, just a little clarification. The slides talk about expecting to resume capital distribution activities consistent with the originally submitted plan. Is that just referring to resumption after account period kind of going into the quarter or is there some sort of pulls in the buyback while the fed is reviewing the CCAR resubmission?

<A>: There is no pause, Geoffrey. We will just resume the quarterly activity with the release of these earnings. It opens up our ability to execute the previously disclosed 2018 results.

<Q - Geoffrey Elliott>: Got it. Understood. And then on the expense side, it feels like the outlook has been kind of bouncing around a bit. You had the $4.0 billion to $4.1 billion range, then you set the low end of that and you dropped the guide to – coming at the low end and then taking what you’ve said this quarter, it kind of points to the low end of the $4.0 billion to $4.1 billion. So, can you talk through what’s been changing over the course of the year there and specifically what’s changed since the second quarter call that seems to make you a little bit more optimistic on potential to squeeze out some expenses?

<A>: Yeah. So, clearly, expenses continue to be a very good story for us. In terms of the third quarter, we did a little bit better than we expected relative to how we discussed our expectations in July. The third quarter numbers came in below our expectations. The only change for the full year is really the FDIC surcharge assumption.

In July, our outlook actually assumed that that surcharge would go away in the fourth quarter of this year. So, that adds another, let’s say, $11 million, $12 million number into our fourth quarter expectation. So, back in July, we would have expected relative to where we ended up Q3 at flat expense growth into Q4, but we just took it up 1% because of that. But look, I mean, and in the second quarter we discussed some of our marketing activities with you, obviously, continued spend on IT. None of that has changed. We are seeing good results from our marketing investments. But we are finding more efficiencies elsewhere in our organization to be able to afford those investments without necessarily taking total expenses up, and that story continues into 2019 with our 1% guidance.

<Q - Geoffrey Elliott>: And can you elaborate a bit more on the efficiencies? I guess, you’ve told us why you’re still investing in technology and the sales force and merit increases. But can you give a bit more detail on where the biggest saves are going to be coming from?

<A>: Look, I think the second quarter action that we took in streamlining some of our middle office and back-office functions alters the base comp direction. So, that – on a full-year basis, that’s about [indiscernible] 00:33:02 On a year-over-year basis, it’s a little bit less than that because we benefited this year for about a quarter and quarter and a half. We are seeing good efficiency actions coming from our continued focus on third-party vendor management. Real estate clearly continues to be a source of saving for us.

We have lowered a number of our third-party spending including consulting spend. So, I think when we set out to achieve our efficiency ratio target of below 57% on a standalone basis by the end of 2019, we knew that these actions were slowly – were going to come online, and they are now coming online and with also good revenue growth. That tight expense management is enabling us to achieve the return targets.

<Q - Geoffrey Elliott>: Thanks very much.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

Operator

Your next question comes from the line of Erika Najarian from Bank of America. Your line is open.

<Q - Erika Najarian>: Yes. Hi. Good morning. Thank you.

<A>: Good morning.

<A>: Good morning.

<Q - Erika Najarian>: I just wanted to ask a little bit more about the competitive dynamics for commercial lending. There’s a lot – been a lot of conversation about the nonbanks this quarter. And I’m wondering if from your seat, if you could give us a sense on how that’s impacting growth prospects for you guys and what the competition is looking like in terms of structure and/or rate.

<A - Frank Forrest>: Hi. This is Frank. Let me start from a credit perspective, and then I’ll flip it over to Lars to talk about outlook from a competitive vantage point. From where we sit, and we talked about where we’ve had reduced our highest risk exposure in our company by $5 billion over the last 3 years. And a large part of that has been on the leverage lending side. And the recipient to a lot of our own take-outs, and a lot of these were credits that we didn’t have an appetite for came from the [indiscernible] 00:35:06 bank. So, from where I [indiscernible] 00:35:08 to the benefit at being able to strategically reduce some of the higher risk we have in the leverage portfolio by [indiscernible] 00:35:14 they have a appetite level than we did.

Where we do see them, and you’ve heard us on other earnings calls, clearly, we see their influence from a structure perspective and a pricing perspective today, and that’s something we have to evaluate as we see them in those big markets. We see them in the leverage markets. And we’re seeing increasing exposure from them in middle market because a lot of PE firms now have ownership interests in middle market companies. And they have – they tend to have broader relationships outside of traditional banks. And so we see it there as well.

And I expect as we go forward, we’ll see it more in syndicated loan market. We are seeing more syndicated loan participants today that are non-bank banks. And as a result of that, that could get interesting if we end up with the economy that slips a bit. You have people have a different appetite for risk than what we have. So, anyway, that’s from a kind of perspective of where we’ve been into [indiscernible] 00:36:14.

<A>: Yeah. Erika, I think Frank hit it nicely. That’s the environment. I would just tell you very quickly, we’re seeing continued success now two quarters in middle market, which was a core part of our NorthStar investments. And our capabilities, our ability to deliver, I’d say, are more flexible, empathetic, relationship-based approach to the market. There is a part of the market out there that’s looking for that versus institutional-type lending and debt, and we’re harvesting those opportunities. That’s consistent with our strategy.

We’re doing the same thing even into corporate banking, that lower end of corporate banking. We’re really coming in with some expertise that’s unique. So, there is opportunities. But I will tell you that structure and pricing is getting stretched, but we’re going to stay very focused on our credit discipline, on our pricing returns, relationship pricing returns, but there’s clearly a shifting in the macroeconomic environment.

<Q - Erika Najarian>: Got it. And my follow-up question to that is, Frank, thank you for reminding us how much you have reduced risk. I’m wondering if you could share with us what your current exposure stand today in terms of residual leverage lending exposure and term facilities for sponsor back transactions?

<A>: Erika, I mean, overall, we do not have a significant exposure today within our commercial book. And again, that’s because of the fact we’ve taken over a 50% reduction in our exposure over the past 36 months. I can tell you we operate within the board-approved risk appetite limits of that book. We’re still actively involved in the leverage business, and Lars has an outstanding team that focuses on that.

We treat leverage as a specialized credit product at Fifth Third. We don’t treat it as a separate line of business, [indiscernible] 00:38:22 to support existing clients primarily that we know well that have operated for a number of years in a leveraged environment and perform very well. Our credit underwriting standards we believe are prudent.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

We’re not changing those standards.

I’ll also add that even though there’s been a lot of articles recently about higher risk leverage books being highly concentrated [indiscernible] 00:38:44 virtually in NIM covenants, only 10% of our leverage book. So, we continue to structure and underwrite I think in a prudent fashion, again, that the clients will feel very good about. I think Lars has any additional comments.

<A - Lars Anderson>: Yeah. I think you hit it well, Frank, very disciplined approach in the market and a very small part of our overall strategy in book.

<Q - Erika Najarian>: Clear. Thank you very much.

<A>: Thanks, Erika.

Operator

Your next question comes from the line of Mike Mayo from Wells Fargo Securities. Your line is open.

<Q - Mike Mayo>: Hi. Can you give a little more color on MB Financials? So does that close the first day of the New Year or the last day of this year? And kind of versus your original expectations, we can see your target on the page. But just qualitatively, what looks a little bit better than what you expected and where do you think it’ll be a little bit more of a challenge? And specifically, if you can address expense growth, and loan growth, and some other areas.

<A - Gregory D. Carmichael>: Hey, Mike. It’s Greg. I’ll start and then I’ll jump over to Jamie who’s leading that integration effort force that we’ve discussed before. First off, our intent right now and hopefully is to receive regulatory approval this year and close the transaction first quarter of next year. And once we closed the transaction, we’ll work hard to get that integrated as quickly as possible.

But right now, that’s been our original plan. That has not changed. As Tayfun alluded to, we filed all appropriate regulatory filings and so forth and applications. So we’re just waiting to get that response back, and then we’ll move forward with closing first year. We will not close that transaction this year.

With respect to our focus on achieving the expense expectations of $255 million, we’re very confident, Mike, in our ability to accomplish that task even more so than we were when we first put that target out there. With all the due diligence that’s been done since then and the efforts of the team, we feel really, really comfortable we can deliver on that commitment that we made there.

In addition to that, we think there’s real opportunities on the revenue side. We put a number out there of $60 million to $75 million. We feel very comfortable. Basically, we’re bringing the business together. And what we see in those opportunities and our partnership with MB Financial, very talented group, we feel very comfortable we can achieve those objectives over the years after we complete the transaction.

Jamie, anything you want to add?

<A - James Leonard>: Yeah. I’d say thanks for the question, Mike. As Greg mentioned, we’re definitely confident in the modeling we did and our ability to hit our targets. But back to your question on maybe one of the most surprising or impressive things, it’s just really been the quality of the people at MB, the business that they operate, the very high-touch, white-glove treatment that their customers get that we’re very focused on ensuring that that continues post the integration.

<Q - Mike Mayo>: As far as the expense growth target for the firm next year, up 1%, how does that reflect MB Financial?

<A>: That’s on a stand-alone basis, Mike. Obviously, we’re pretty public about our expense expectations regarding MB.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

<Q - Mike Mayo>: And then the last follow up, with the increased competition from the non-banks and the impact of higher interest rates, the impact on loan growth at MB Financial specifically, I mean, do you feel that that could be a little bit more of a challenge in this environment? Do you feel fine or how do you think about that?

<A>: Yeah. So, Mike, good point. I’d really point out three things that are really important as I look at our revenue synergies and our ability to get attractive returns. One, they are outstanding in that lower-middle market space that is so important to us. They get attractive returns, build deeper client relationships, clients have very, very high client satisfaction scores. So, that’s really positive.

They also bring to us a piece of asset-based lending that we have significantly increased over the last couple of years. We hit number 18 on the league tables this past year as a standalone company. Having MB join us, it only complements our national asset-based lending capabilities, again, with their lower kind of middle market strategy.

Same thing with equipment finance, they have a lot of expertise in that area. We’re excited about what that’s going to do for us.

I’ll just say, on those three key fronts and there’s more, there’s lots of opportunities for us to, I think, drive attractive returns and relationships.

<A - Gregory D. Carmichael>: Mike, the only thing I would add, this is Greg, is we talked about the quality of people, one we couldn’t be, once again, be more pleased with the talent and the interactions that we’ve had with that business. We’ve also done a really nice job and I credit Mitch Feiger, the CEO in that team for retaining the talent that we have, in place retaining the customer base. We haven’t seen any material change in talent or the customer base we have seen, which is what we thought we would execute against what we’re seeing that come to fruition as we move towards integration.

<Q - Mike Mayo>: All right. Thank you.

<A>: Thanks, Mike.

Operator

Your next question comes from the line of Saul Martinez from you UBS. Your line is open.

<Q - Saul Martinez>: Hey. Good morning. I just want to follow up on MB Financial. I’m not sure how much you can talk to their third quarter results specifically but they did have a sizeable uptick in loan loss provisions and NCOs. I think it’s related to one specific credit. But you have seen some of the smaller banks have some credit hiccups this quarter. You guys yourselves have said they have raised some concerns about corporate leverage more broadly. But is there anything that’s changed on the margin in terms of how you see the risk profile of their credit book or is this just sort of an idiosyncratic kind of dynamic that just happens from time to time?

<A - Frank Forrest>: Hey. This is Frank. They operate as separate company from us. What you see is – what we know we can’t comment on this specific performance. What I can tell you is that we have extensive due diligence in credit on MB and we remain confident on the work that we did.

<A>: And just by the nature of the announcement, Saul, just one credit appears to be more of an isolated idiosyncratic event, which does not taint the rest of the portfolio.

<Q>: Okay. Fair enough. If I could change over to the fee outlook, 2% growth, is that – sequentially, is that a conservative estimate? Because the corporate banking alone [ph] 120 to 130 from 100 adds 00:45:32, over 4% sequentially. You do have the TRA I believe of $20 million, and correct me if I’m wrong. You’ll lose the private – maybe not so much in terms of private equity gains next quarter. But just kind of sifting through a lot of the moving parts, can you just help us understand what sort of underlying that guidance just more on line-by-line basis? Because, on the surface, it seems like perhaps it’s a little bit conservative, but I may be missing something.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

<A>: No. I think, in general, we would hope to do better in corporate banking. Fourth quarter tends to be a strong quarter, but I think we’re also guiding to a fairly strong growth in corporate banking. There were some private equity gains this quarter that fell into our bottom line, and those are periodic. It’s difficult to forecast those gains. So, that has some impact.

Continued the weakness in mortgage banking, clearly, growth obviously a quarter-over-quarter as well as on a year-over-year basis. That’s been really our Achilles heel here this year just based on the market dynamics. But, in general, in other areas, including – deposit fees, we should do well. There is some seasonality associated with it. But overall, I think we feel good about 2%. We would hope to achieve better, but also we’re cognizant of some of the challenges in the market with respect to fee growth.

<Q>: Just one quick follow-up, the TRA $20 million – is the TRA cash flow of $20 million embedded in the guidance as well?

<A>: Yes. It is. Yes. Correct.

<Q - Saul Martinez>: Okay. All right. Thank you.

<A>: Okay.

Operator

Your next question comes from the line of Matt O’Connor from Deutsche Bank. Your line is open.

<Q - Matthew O’Connor>: Good morning. I was wondering if you could talk about just how you’re approaching share buybacks through the CCAR cycle. Obviously, you used a lot of your submission in the third quarter. You talked about submitting your plan or reasoning your plan to include the acquisition from the Fed. So I don’t know if there’s the possibility of going back kind of again since you still have strong capital levels and stocks obviously off quite a bit from the high part of the market, maybe part surprised from the deal. But – so I guess the question is thoughts on maybe going back to top off the [indiscernible] 00:48:04 from the Fed. And then, of course, you’ve got a big stake in Worldpay which stock has done quite well this year. And are you incrementally incented to try and monetize back where your stock is? Thank you.

<A - Lars Anderson>: Thanks, Matt. Good question. In the near term, we clearly have to wait for the Fed’s response to resubmission. Until that, we will continue to execute our CCAR 2018 plan, which is, by itself, a fairly strong plan in terms of both buybacks as well as dividend raises. Beyond the resubmission decision, we’re going to have to take a look at the combined company as we execute to integrate the two companies, look at the underlying revenue growth, etcetera.

I agree with you that the current market presents some interesting opportunities for us both in terms of our own capital growth as well as how we use Worldpay, and we obviously are watching the same dynamics. We’ve been pretty successful in the past in executing the exit from Worldpay and buying back our own stock. That continues to be on our plate. We have a little over 3%. So, we are looking at considering the same factors. We just need to get over this near-term decision going with the Fed and then re-evaluate what’s left for us in the remainder of this 2018 plan period.

<Q - Matthew O’Connor>: Okay. It’s helpful. And then, just remind us what the dollar amount of your ownership stake in Worldpay is. What’s the cost basis? And I think you’ve said in the past that it’s important, but it’s something that might be exited over time, so just update us on the going from slightly above 3% to potentially zero.

<A - James Leonard>: Yeah. Matt, it’s Jamie. We owned about $10.3 million shares of Worldpay but roughly $400 million cost basis. So, the unrealized gain, I haven’t checked lately, but it’s roughly $600 million. Given the value, it should be around $950 million or so.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

<Q - Matthew O’Connor>: Okay. Sorry. And then, just I think you guys have talked about while it’s important that you’d be open to selling that all down over time and just if you could revisit kind of strategic importance versus the financial opportunity to sell that down in its entirety over time. And that’s it from me. Thanks.

<A>: Yeah. There is no strategic value in owning a small percent of the public company. We will liquidate that stock. We just need to find the right time to do that.

<A>: And now we’ve been very, very thoughtful about how we monetize our shares as you’ve seen over the years, our [ph] effort and 00:51:12 position [ph] in the event of this 00:51:14. That being said, we’ve been very public that our intent is not to hold this. But you can expect that as where we are right now that we’ll act on that appropriately and obviously given them where our equity is during the day, there are some opportunities there I think that would – might make sense for us to reassess our options.

<Q>: Thank you.

Operator

Your next question comes from the line of Ken Zerbe from Morgan Stanley. Your line is open.

<Q - Ken Zerbe>: Thank you. Good morning.

<A>: Good morning, Ken.

<A>: Yeah.

<Q - Ken Zerbe>: Just had a question, on the noninterest-bearing deposits, you’ve obviously been running off for the last couple of quarters which is consistent with what we’ve seen in a number of other banks, of course. But can you guys just talk about some of the strategies you’re putting in place to try to minimize or mitigate some of that DDA runoff? Thank you.

<A - James Leonard>: Yeah. Ken, it’s Jamie. Again, the third quarter performance in noninterest-bearing deposits was a little different than what we saw in the second quarter. You’ll recall in the second quarter, commercial DDAs were soft. That was driven by the increase in earnings credit rate, those roughly at 45% beta as we adjusted our rates up in the second quarter. And then in the third quarter, commercial DDAs were actually relatively stable. They were down 1%.

And so, during the third quarter that we increased our earnings credit rate by about a 15% beta, and that’s what we expect as well heading into the fourth quarter. So, I do believe the second quarter will be the highest amount of commercial DDA runoff just as we’ve been adjusting those earning credit rates.

On the consumer side, the DDAs were down 4% sequentially, and that’s really just driven by seasonally soft quarter. So, we would expect both DDAs and deposits to be up in the fourth quarter, driven by a lot of our initiatives on the consumer side. We spent a lot of time talking about our household growth. We’ve grown households 4%. We’ve increased branch staffing on the mass affluent, outbound calling and client management, along with the marketing efforts and the promotional and cash offers, and then building for 2019 and beyond the southeast branch expansion that Tayfun mentioned. So I feel like the drivers on the consumer side are there and the results are there. It’s just that third quarter was seasonally soft from a consumer perspective.

And on the commercial side, the DDA mitigated to the interest rate headwind is really going to be driven by our ability to drive new client acquisition and further improve treasury management sales. And to the extent that we’re able to do that, you will continue to see a rebound in deposits beyond just the seasonal benefit we’ll see in the fourth quarter.

<Q>: All right. Great. Thank you.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

Operator

Your next question comes from the line of Vivek Juneja from Morgan – from JPMorgan. Your line is open.

<A>: Hey, Vivek.

<Q - Vivek Juneja>: Hi. A couple of questions. Firstly, your – just on the non-interest expense side, how’s your head count then this quarter? Was it down versus the second quarter? Any color on that?

<A>: It was approximately down 4% from third quarter over the second quarter. [indiscernible] 00:54:48 in the second quarter.

<Q - Vivek Juneja>: Okay. Great. And how much was the incentive comp reduction? Was there any reversal in this quarter or just reduced accrual? What was it?

<A>: Incentive comp reduction – I mean incentive comp plans, clearly, one of them is just directly tied to activity levels and revenue levels. And there’s been no change to that. In terms of variable comp, we continue to look at it on a quarterly basis. For the year relative to last year, we’re going to be up in our total variable comp payout. And then, the accrual of that changes from one quarter to another both based on head count as well as based on just the overall performance activity. So, I would say for the first three quarters of this year, we are up compared to the first three quarters of last year. And for the full year, I expect us to be up as well.

<Q - Vivek Juneja>: Okay. Great. Thanks on that. Going back to the MBFI, the charge-off that was incurred on one commercial relationship, the charge-off rate was 82 basis points. Now, you had assumed a mark when you had – at least you’re talking about a mark that you planned to take when you close the transaction. This was upfront when you announced the deal. Was this lo and part of that or was this a surprise? Because obviously commercial is one of those where you don’t have 25 or 50 loans going bad. It is only a couple of episodic loans that cause the losses because when you look at the charge-off rate for C&I, if this came from C&I that implies a 2% charge-off rate on C&I, but CRE is 2.6%. So, those are fairly high loss rates given where they were.

<A>: Agree. I think, again, I’ll just go back to Frank’s statement that they still are a separate company and we don’t necessarily have access to the information that they have yet. In terms of the mark that we discussed when we announced the transaction, at this point, we’re not updating that mark, and thus, that one lone charge is not going to necessarily move our number. So, at this point, what they charge off this quarter is not expected to impact the mark that we will take when we close the transaction.

<Q - Vivek Juneja>: Okay. Thanks.

Operator

Your next question comes from the line of Christopher Marinac from FIG Partners. Your line is open.

<Q - Christopher Marinac>: Thanks. Good morning. I may have missed it on the earlier remarks. The loss on GreenSky, was that – is that the final piece of the investment or could there are additional minor things that can occur in the future?

<A>: No. This is the – as you remember, Chris, we invested $50 million when we started working with GreenSky, and then obviously they went public in the second quarter. We own about 2.5 million shares there, and this is the impact of their share price during the quarter.

<Q - Christopher Marinac>: Got you. And your relationship with them continues to grow. And what’s the approximate balance that you have with them?

<A - Tayfun Tuzun>: It’s a little over $1 billion as of quarter end.

Company Name: Fifth Third	Market Cap: 17,211.66
Company Ticker: FITB US	Current PX: 25.83
Date: 2018-10-23	YTD Change($): -4.51
Event Description: Q3 2018 Earnings Call	YTD Change(%): -14.865

<Q - Christopher Marinac>: Okay. Very well. Thank you, Tayfun.

<A - Tayfun Tuzun>: You’re welcome.

Sameer Gokhale

Okay. I think, if you don’t have any further questions, thank you all for your interest in Fifth Third Bank. If you have any follow-up questions, please contact the Investor Relations department, and we will be happy to assist you.

Operator

This concludes today’s conference call. You may now disconnect.

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.